29 West 35th Street, 7th Floor New York, NY 10001

Via EDGAR

June 26, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Ryan Rohn, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Re:	Sprinklr, Inc.

Form 10-K for the Fiscal Year ended January 31, 2023

Filed April 3, 2023

File No. 001-40528

Ladies and Gentlemen:

Set forth below are the responses of Sprinklr, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 14, 2023, with respect to the Company’s Form 10-K for the Fiscal Year Ended January 31, 2023, filed with the Commission on April 3, 2023 (the “Form 10-K”).

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year ended January 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 64

1.

We note you present Non-GAAP net (loss) income per common share without a reconciliation. Tell us your consideration to reconcile this measure to GAAP earnings per share. We refer you to Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Similar concerns apply to your Form 10-Q for the quarterly period ended April 30, 2023 and your earnings release included in the Form 8-K dated June 5, 2023.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise future disclosures of non-GAAP net (loss) income per share to include a reconciliation to GAAP earnings per share. The reconciliation will be substantially in the following form, with updates for appropriate periods:

	Three Months Ended April 30,
	2023			2022
	(in thousands)	Per Share -Basic	Per Share -Diluted	(in thousands)	Per Share -Basic	Per Share -Diluted
Non-GAAP Net Income (Loss) reconciliation to Net Income (Loss)
Net income (loss)	$2,808	$0.01	$0.01	$(25,288)	$(0.10)	$(0.10)
Add:
Stock-based compensation expense-related charges	14,115	0.05	0.05	12,703	0.05	0.05
Amortization of acquired intangible assets	50	0.00	0.00	133	0.00	0.00

Total additions, net	14,165	0.05	0.05	12,836	0.05	0.05

Non-GAAP Net Income (Loss)	$16,973	$0.06	$0.06	$(12,452)	$(0.05)	$(0.05)

Weighted-average shares outstanding used in computing net income (loss) per share, basic	265,584			256,903
Weighted-average shares outstanding used in computing net income (loss) per share, diluted	281,344			256,903

2.

We note you currently present “Litigation settlement” as a reconciling item for Adjusted free cash flow which is a liquidity measure. Tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits “excluding charges or liabilities that required, or will require, cash settlement”. Similar concerns apply to your presentation on page 29 of your Form 10-Q for the quarterly period ended April 30, 2023. Please revise in future filings.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise future disclosures to exclude “Litigation settlement” as a reconciling item for Adjusted free cash flow.

***

If the Staff has any questions with respect to the foregoing, or if any additional information is required by the Staff, please contact Alex Gil, the Company’s Global Controller, at (201) 314-0826, or Laura Acton, the Company’s Associate General Counsel - Corporate & Securities, at (410) 596-0741.

Very truly yours,
Sprinklr, Inc.

/s/ Manish Sarin
Name: Manish Sarin
Title: Chief Financial Officer

cc:	Ragy Thomas, Sprinklr, Inc.

Jacob Scott, Sprinklr, Inc.

Jaime Chase, Cooley LLP

Trey Reilly, Cooley LLP

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